UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2024.

Commission File Number 001-41606

BRERA HOLDINGS PLC

(Translation of registrant’s name into English)

Connaught House, 5th Floor

One Burlington Road

Dublin 4

D04 C5Y6

Ireland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Notice of Failure to Satisfy a Continued Listing Rule or Standard

As previously reported in the Notification of Late Filing on Form 12b-25 filed by Brera Holdings PLC, a public limited company incorporated in the Republic of Ireland (the “Company”), with the Securities and Exchange Commission (the “SEC”) on April 30, 2024, the Company was delayed in filing with the SEC its Annual Report on Form 20-F for the year ended December 31, 2023 (the “Form 20-F”), which delay could not be eliminated by the Company without unreasonable effort and expense. Due to additional unanticipated delays in the completion of its financial statements and related portions of the Form 20-F, which delays could not be eliminated by the Company without unreasonable effort and expense, the filing of the Form 20-F has been further delayed.

On May 16, 2024, the Company received a written notification (the “Notification Letter”), from The Nasdaq Stock Market LLC (“Nasdaq”), notifying the Company that it is not in compliance with the periodic financial report filing requirement set forth in Nasdaq Listing Rule 5250(c)(1) for continued listing on The Nasdaq Capital Market tier of Nasdaq since the Company had not yet filed the Form 20-F.

The Notification Letter further stated that the Company has 60 calendar days, or until July 15, 2024, to submit a plan (the “Plan”) to Nasdaq to regain compliance, and, if Nasdaq accepts the Plan, Nasdaq may grant an exception of up to 180 calendar days from the Form 20-F’s due date, or until November 11, 2024, to regain compliance. If Nasdaq does not accept the Plan, the Company will have the opportunity to appeal that decision to a Nasdaq Hearings Panel.

The Company intends to file the Form 20-F within the prescribed 60-day period, which will allow the Company to regain compliance.

The Notification Letter does not impact the Company’s listing of the Class B Ordinary Shares on the Nasdaq Capital Market at this time. However, the Notification Letter provides that the Company’s name will be included on a list of all non-compliant companies which Nasdaq makes available to investors on its website at listingcenter.nasdaq.com, beginning five business days from the date of the Notification Letter.

This report on Form 6-K, except for the press release attached hereto as Exhibit 99.1, is incorporated by reference into the prospectus contained in the Company’s registration statement on Form F-3 (File No. 333-276870) initially filed with the SEC on February 5, 2024, and declared effective by the SEC on February 13, 2024.

Exhibit No.	Description
99.1	Press Release dated May 22, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 22, 2024	BRERA HOLDINGS PLC

	By:	/s/ Pierre Galoppi
Pierre Galoppi
Chief Executive Officer